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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Communication issued by Nuno Prego, Investor Relations Director of Portugal Telecom, SGPS, S.A. (the "Company") on April 11, 2006.

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

        Dear All,

        Given the number of calls we have received following the announcement on 6 April by the CMVM regarding decisions that must be taken at a special shareholders' meeting and the surrounding press speculation, we thought we should try to clarify certain matters for our shareholders in advance of our AGM scheduled for 21 April:

  •
  PT shareholders are allowed at the next AGM to discuss and vote all the proposals issued and recommended by the PT board within the agenda items of the AGM;

  •
  PT has already given undertakings that agenda items 7, 8 and 12 and 14 relating to the acquisition of treasury stock, the share buyback proposed by PT and the issue of convertibles shall not be implemented during any tender offer. For the avoidance of doubt, authorisation is sought from shareholders for the share buyback at the AGM for enactment after any tender offer has ended; and

  •
  The CMVM statement does not apply to dividends (agenda item 4), namely the Euro 0.475 dividend per share for fiscal year 2005, nor to the share capital increase and reduction covered under agenda items 10 and 11, which should create approximately Euro 1 billion of distributable reserves, after obtaining the neccessary approvals.

        You can find the various CMVM announcements that have come out recently at www.cmvm.pt. In case you need to clarify any additional matter, do not hesitate to contact us.

        Kind regards,

        Nuno Prego

        Investors are urged to read our Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

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TABLE OF CONTENTS
IMPORTANT NOTICE